6 November 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549 U.S.A.

Attention	Office of International Corporate Finance, Division of Corporation Finance
Re	David Jones Limited (File No. 82-4230) - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934

Dear Sirs

David Jones Limited
1st quarter sales results

I am submitting the following information as part of David Jones Limited's continuing reporting obligation pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Very truly yours,
DAVID JONES LIMITED

JOHN A. SIMMONDS
COMPANY SECRETARY

ASX AND MEDIA RELEASE

6 November 2002

DAVID JONES LIMITED ANNOUNCES FIRST QUARTER SALES UP 7.5 %

- Excellent sales result +7.5%(LFL +5.8%)
- Continued good management of margins
- Key apparel and cosmetic segments produced an outstanding performance

Leading Australian Department Store retailer David Jones Limited ('David Jones') today announced a 7.5% increase in sales for the period ended 26 October 2002, to $385.2 million (2001: $358.2 million).

Chief Executive Officer, Mr. Peter Wilkinson said, "This is a great result. It confirms the strength of our brand and the continued strong performance of our department store business."

"We are especially pleased with the ongoing performance of our apparel and cosmetics categories which continue to be standout performers for the group. Like for like store sales have continued the trend evident from the beginning of this calendar year, increasing 5.8% (LFL First Quarter FY2002 +1.6%)," Mr. Wilkinson said.

"Importantly, David Jones has not only grown sales but ensured that despite the highly competitive retail environment there has been continued good management of margins," he said.

"David Jones continues to leverage its well established brand, merchandise and marketing strategies to effectively minimise the impact of competitive activity. The company has a 70% range differential in apparel versus our major competitor. So while we will always ensure that David Jones remains competitive we do not intend, nor do we need, to deviate from the successful strategy of countering discounts on commodity items while simultaneously holding our ground with regards to these key merchandise categories. In fact David Jones has not increased either the amount of sale activity or the amount of stock available on sale in the past year," he said.

	LAST YEAR* 2001/2002	**THIS YEAR* 2002/2003**	**Variance**	**LFL***
	$M	**$M**	**%**	**%**
13 Weeks ended 26 October 2002	358.2	**385.2**	**7.5**	**5.8**

STORES PERFORMANCE

The group experienced strong trading across all states during the quarter, however two states are particularly worthy of mention, Western Australia and Queensland.

Market share and sales have steadily built in Perth as David Jones moved through its transition of the Aherns brand to David Jones. The Aherns stores were rebadged as David Jones in February 2002. The group has recently completed works on its store in the Perth CBD; sales and customer response have been outstanding. Strong city stores have proven to be fundamental to the success of the David Jones brand in other states, and we expect this to be the same in Perth.

DAVID JONES LIMITED ANNOUNCES FIRST QUARTER SALES UP 7.5 % (cont'd)

In Queensland the introduction of widespread Sunday trading in July has been highly successful for David Jones. All stores, including those which already had Sunday trading such as the Queen Street CBD store, have seen improvements in turnover.

Work continues on the operational program for Foodchain. A focused program designed to address specific operational issues is well in place. There have been encouraging signs, however there is still some way to go. As stated at the time of the full year result the group expects to make a decision about the long-term future of Foodchain in the first quarter of calendar 2003.

THE TRADING ENVIRONMENT & OUTLOOK

"David Jones is renowned for the quality of its Christmas program. Our program for Christmas 2002 is well in place formally commencing today with items in our 124 page Christmas gift catalogue now available in store." Mr Wilkinson said.

"This first quarter result has provided an encouraging start to the new financial year. We believe however that it is too early to update guidance provided at the time of the full year results in September (compound 15-20% increase in NPAT pre significant items and preference share dividends in both FY 2003 and FY 2004). Updated guidance will be provided following the completion of the crucial second quarter period, " he said.

ENDS

FOR FURTHER INFORMATION CONTACT

Jill Campbell
General Manager Corporate Affairs
David Jones Limited
02 9266 5960
0412 047 448
jillcampbell@davidjones.com.au

REFERENCE NOTES

***LFL calculations**

Note that the Q1 2002 LFL figure includes David Jones Online as Online is part of the group's core department store business and has been in operation since October 2000. LFL does not include Campbelltown (Macarthur Square) which opened 13 September 2001 and Hornsby (Westfield Hornsby) which opened on 26 September 2001 as they did not trade for the full quarter. LFL also does not include Foodchain.

Copies of previous releases

Copies of announcements issued by David Jones are available on the Company website at www.davidjones.com.au. Upon accessing the site, click on "For Investors" at the bottom of the screen to go through to Releases and Announcements.